December 20, 2004



Jay Sitlani
Director of Operations
Relational Investors LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130

Re:	SPX Corporation (the "Company")
	Revised Preliminary Proxy Statement on Schedule 14A
      Filed December 10, 2004
      by Relational Investors LLC
	File No. 001-06948

Dear Mr. Sitlani:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A, Filed
December
10, 2004

Background of and Reasons for This Solicitation - Pages 6 to 12

Excessive Executive Compensation - Pages 6 to 8
1. We note your response to prior comment 10. However, you have not demonstrated that the Company had a specific obligation to seek shareholder approval before making these adjustments. In fact, the
Company`s 1996 proxy statement only states that, once approved by the shareholders, the Board would make no adjustments for a period of at least 4 years. It does not state that shareholder approval would be required to make adjustments. Moreover, while you have stated that it would be inappropriate "to either characterize the amendments as requiring shareholder approval or not," your statements suggests that shareholder approval of the amendments was required. We thus reissue the comment.

* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to Adelaja Heyliger at (202) 824-5082 or, in his absence, to me at (202) 942-1976.

Sincerely,



Michael Pressman
Special Counsel
Office of Mergers and Acquisitions


cc (via fax):	John L. Filippone, Esq., Gibson, Dunn & Crutcher
LLP
213.229.6018
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Relational Investors LLC
December 20, 2004
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